Exhibit E

OPERATING AGREEMENT OF LOADS OF LOVE LLC, AS AMENDED

AMENDED AND RESTATED
OPERATING AGREEMENT
OF
LOADS OF LOVE LLC

This **AMENDED AND RESTATED OPERATING AGREEMENT** made as of August 24, 2022 (hereinafter referred to as **"Agreement"**), by and between **LOADS OF LOVE LLC**, a New York limited liability company (the "**Company**"), and BARRETT & BENITEZ DEVELOPMENT LLC, a New York limited liability company having a place of business at 229 West Genesse Street, P.O Box 118, Buffalo, NY, 14202 (hereinafter referred to as the **"Member"**).

W I T N E S S E T H:

WHEREAS, the Company was formed on February 4, 2021 with Brandi Barrett, an individual residing in the State of New York (the "Initial Member") as its initial sole member and

WHEREAS, as of February 4, 2021, the Initial Member executed that certain Limited Liability Company Operating Agreement (the "Initial Agreement") between the Initial Member and the Company; and

WHEREAS, the Initial Member and the Member desire to amend and restate the Initial Agreement in its entirety to (i) admit the Member as the sole member of the Company, (ii) withdraw the Initial Member as a member of the Company, and (iii) to set forth the intentions of the Member with regard to the business and affairs of the Company and its rights and obligations with respect to the Company;

NOW, THEREFORE, the Member states its intention to operate the Company under the New York Limited Liability Company Law (the "**Law**"), upon the following terms and conditions:

ARTICLE 1

TERM, NAME, PURPOSE AND PLACE OF BUSINESS

1.1 **Formation of Company**. The Company was organized on February 4, 2021 in accordance with the Law.

1.2 **Name**. The name of the Company shall be LOADS OF LOVE LLC, and the Company shall hold title to all assets in that name.

1.3 **Purpose of the Company**. The Company has been formed for any lawful purpose.

1.4 **Company Filings**. The Member shall execute and file all documents required by the Law to be filed in connection with the formation of the Company and to preserve and maintain the limited liability of its Member.

1.5 **Place of Business**. The principal place of business of the Company shall be 229 West Genesse Street, P.O Box 118, Buffalo, NY, 14202, or at such other location as may be selected by the Member from time to time.

1.6 **Term**. The Company was formed on February 4, 2021 upon the filing of the Articles of Organization, in the office of the Secretary of State of the State of New York in accordance with the Law and shall continue until dissolved and liquidated pursuant to the provisions of Article 5 hereof.

ARTICLE 2

CAPITAL CONTRIBUTIONS AND PERCENTAGE INTERESTS

2.1 **Interest and Liability of Member.**

2.1.1 The interest of the Member ("**Percentage Interest**") in the Company as of the date hereof is as set forth on Schedule "A" annexed hereto and made a part of this Agreement.

2.1.2 No Member or manager will be personally bound by or liable for the expenses, debts, liabilities or obligations of the Company.

2.1.3 The Initial Member shall have no rights, obligations, or liabilities, including without limitation rights to disbursements or allocations whatsoever, with respect to the Company.

2.2 Capital Contribution.

2.2.1 The initial Capital Contribution made to the Company by the Member is as set forth on Schedule "A" annexed hereto and made a part hereof.

2.2.2 All cash contributed by the Member pursuant to Section 2.1 is referred to as the Member's Capital Contribution.

2.3 Capital Account. A capital account shall be maintained for the Member on the books of the Company in accordance with the provisions of Section 1.704-1(b)(2)(iv) of the Treasury Regulations.

2.4 Cash Flow, Profits and Losses. Net cash flow and net profits and net losses, as determined for Federal income tax purposes, of the Company shall be distributed and allocated, as applicable, to the Member.

ARTICLE 3

MANAGEMENT

3.1 Manager. The Company shall be managed by the Manager, in accordance with the Act.

3.2 Annual Budget. Not less than sixty (60) days before the end of each fiscal year of the Company, the Manager shall prepare an operating budget in reasonable detail for the following fiscal year.

3.3 Certain Tax Matters.

3.3.1   The Member shall engage an accountant to prepare at the expense of the Company all tax returns and statements, if any, which must be filed by or on behalf of the Company.

3.3.2   The Member agrees to use its best efforts to meet all requirements of the Internal Revenue Code of 1986, as amended and applicable regulations, rulings other procedures of the Internal Revenue Service to ensure that the Company will be classified for Federal income tax purposes as a limited liability company or partnership and not as an association taxable as a corporation.

3.3.3 The Member shall be the "Tax Matters Partner" or "Partnership Representative" as required by the Internal Revenue Code of 1986, as amended.

3.4   **Appointment and Replacement of Manager.**

3.4.1   The Member is hereby appointed as the initial Manager of the Company.

3.4.2.   The Member may replace the Manager at any time for any reason by giving notice to the Manager of such replacement. Replacement of the Manager shall take effect immediately unless a later time is set forth in such notice.

ARTICLE 4

BOOKS, RECORDS, REPORTS AND ACCOUNTS

4.1   **Books and Records**. At all times during the continuance of the Company, the Manager shall keep or cause to be kept full and true books of account, in which shall be entered fully and accurately each transaction of the Company. The Company shall keep its books and records on the same method of accounting employed for tax purposes. The fiscal year of the Company shall be the calendar year. The Manager shall also cause to be prepared and filed all Federal, state and local tax returns required of the Company.

4.2 **Retention of Books and Records.**

4.2.1 The Company shall continuously maintain at its principal place of business set forth in Section 1.5:

(A) A current list of the full name and last known business or residence address of the Member together with the contribution and the share in profits and losses of the Member;

(B) A copy of the Articles of Organization and all certificates of amendment thereto, together with executed copies of any powers of attorney pursuant to which any such certificate has been executed;

(C) Copies of the Company's Federal, state and local income tax or information returns and reports, if any, for the six most recent taxable years;

(D) Copies of this Agreement and all amendments thereto;

(E) Financial statements of the Company for the six (6) most recent fiscal years;

(F) The Company's books and records for at least the current and past three (3) fiscal years; and

(G) Such additional books and records as are necessary for the operation of the Company.

4.2.2 Any records maintained by the Company in the regular course of its business may be kept on, or be in the form of, punch cards, magnetic tape, photographs, micrographics, or any other information storage device, including without limitation electronic or cloud based storage devices, provided that the records so kept can be converted into clearly legible written form within a reasonable period of time.

4.3 **Bank Accounts.** The Company shall establish and maintain accounts in financial institutions (including, without limitation, national or state banks, trust companies, or savings and loan institutions) in such amounts as the Manager may deem necessary from time to time. The funds of the Company shall be deposited in such accounts and shall not be commingled with the funds of the Member or any affiliate thereof.

ARTICLE 5

DISSOLUTION, LIQUIDATION AND TERMINATION OF THE COMPANY

5.1 **Dissolution.** The Company shall be dissolved upon the happening of the first of the following to occur:

(A)   Upon approval of the Member;

(B)   Upon the incapacity, insanity, retirement, resignation, bankruptcy, or death of the Member.

(C)   Upon the sale or other divestiture of all or substantially all of the Property of the Company; or

(D)   Upon entry of a decree of judicial dissolution of the Company.

5.2   **Liquidation.**

5.2.1   Upon the dissolution of the Company as provided in Section 5.1, the Company shall be liquidated as hereinafter set forth. The Member shall be furnished with a statement, reviewed by the Company's independent accountants, which shall set forth the assets and liabilities of the Company as of the date of the Company's dissolution. Member shall as promptly as practicable liquidate the assets of the Company, close out all positions, pay or discharge all debts, liabilities and obligations of the Company, and retain such reserves as are deemed necessary for any unforeseen and contingent liabilities of the Company. The Member shall then allocate and distribute the remaining proceeds in cash as follows:

(i) to the payment of the expenses of liquidation;

(ii) to the payment of the debts and liabilities of the Company owing to third parties in the order of priority provided by law;

(iii) to the Member, the balance of his Capital Account.

5.3 **Termination**. The Company shall not terminate until all Company property shall have been disposed of and the Company's assets, after payment of or due provisions for liabilities to the Company's creditors, shall have been distributed to the Member and until the Articles of Organization of the Company shall have been canceled. Notwithstanding the dissolution of the Company, prior to the termination of the Company as aforesaid, the business of the Company and the affairs of the Member shall continue to be governed by this Agreement.

5.4 **Filing of Articles of Dissolution**. Upon the completion of the distribution of Company assets as provided in this Article 5 and the termination of the Company, the Member or liquidating agent shall cause the Articles of Dissolution of the Company to be filed with the New York State Secretary of State.


ARTICLE 6

FURTHER DOCUMENTS


6.1 **Execution by Members**. The Member shall execute, acknowledge and swear to any certificate required by the Law, any amendment to or cancellation thereof required by law, and any certificate or affidavit of fictitious firm name, trade name or the like (and any amendments or cancellations thereof) required by law to carry out the purposes of, and which are consistent with, the purposes of this Agreement; and the Member shall cause to be filed of record all such certificates and instruments as shall be required so to be filed.

ARTICLE 7

MISCELLANEOUS

7.1   <u>Terminology</u>. All personal pronouns used in this Agreement, whether used in the masculine, feminine or neuter gender, shall include all other genders, and the singular shall include the plural, and vice versa, as the context may require.

7.2   <u>Captions</u>.   The captions of this Agreement are for convenience and reference only and in no way define, limit or describe the scope or intent of this Agreement nor affect it in any way.

7.3   <u>Governing Law</u>. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

IN WITNESS WHEREOF, the Member has executed this Agreement as of the day and year first above written.

MEMBER:

BARRETT & BENITEZ LLC
A New York limited liability company

DocuSigned by:
By: Jackeysi Benitez
83852EB3E8C74C2...
Name: Jackeysi Benitez

MANAGER:

BARRETT & BENITEZ LLC
A New York limited liability company

DocuSigned by:
By: Jackeysi Benitez
83852EB3E8C74C2...
Name: Jackeysi Benitez

Accepted and Agreed by the
INITIAL MEMBER:

DocuSigned by:
Brandi Barrett
5D0676221A82420...
Brandi Barrett

SCHEDULE A

NAME(S) AND ADDRESS(ES) OF MEMBER(S)	INITIAL CAPITAL CONTRIBUTION	INTEREST
Barrett & Benitez Development LLC 229 West Genesse Street, P.O Box 118, Buffalo, NY, 14202	$100.00	100%